Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 22, 2022

On November 22, 2022, DLTx held a webcast to report Q3 2022 results. Below is a transcript of the webcast.

Thomas Christensen: Hi, welcome to DLTx’s third quarter 2022 presentation. I am Thomas Christensen, and I am the CEO of the Company. On the agenda for today: first, a short discussion about who DLTx is, Q3 highlights, the BMAQ transaction, the development in Cloud and Digital Assets and finally about the revolution transaction with SVBS.

I know that you have seen this slide several times before. It’s important for me to underscore that we are a technology company which develops and scales Web3 infrastructure. This means that we provide infrastructure for blockchains. DLTx generates income by doing business with blockchain protocols. Blockchains are consensus based—based on mathematics and not politics. Web3 makes it possible for individuals to become participants, not only users, in the applications they use. It means that you may control your own data and reap the economic benefits. You may be able to make money on your own data in the future.

Q3 2022. We have signed an agreement to sell all of our blockchain assets to BMAQ. We continue our strong Filecoin development—up 56% from last quarter. There is still high volatility in the market, but it’s important to understand that we do not trade tokens and that it does not affect our operations, but does impact our revenue. Filecoin, along with the rest of the market, has continued its weak performance and the income in Q3 was USD $363,000 and loss before taxes of USD $1.6 million. If we compare our Q3 FIL production with the 12/31/21 price of USD $35, our turnover would have been approximately USD $2 million. On August 11th, when we started the Filecoin production, the price was USD $66. Using that price and the Q3 FIL production, the turnover would have been approximately USD $3.7 million this quarter. We are long-term bullish on Filecoin. If we look at the P&L, the turnover was USD $363,000 this quarter. We have a cost of goods sold, which are our fixed expenses for running the datacenters, where we have accounted for the ability for further growth. The financial income has increased value of Titan and Astralabs and the sale of Nova. The financial costs are primarily write-downs connected to the value of our Filecoin.

I will take you through the highlights of the transaction with BMAQ. BMAQ is buying all of DLTx’s blockchain assets. The assets have been valued at an equity value of USD $106.6 million, and the settlement will be shares in the combined entity which will be freely tradeable on Nasdaq once distributed. DLTx will distribute most of the shares to its shareholders. And PS: The Company will still be listed on Oslo Børs with a new business case. Behind me now, you can see the timeline to give you an idea of what will happen going forward. The agreement was signed on October 14th, and we had negotiations for a few months prior. Three general meetings are planned for the future:

•	The first which is coming up now is to reduce the share capital regarding the distribution next year.
•	Number two is to approve the transaction, change the company name and amend the articles of association. BMAQ has acquired the DLTx brand and is bringing that with them to Nasdaq. We will continue under a new name.
•	Number three is to approve the distribution which will happen sometime in the first half of the year.

I am going to repeat myself. We will receive approximately 10.6 million shares as settlement. We are distributing most of these to the shareholders when the deal has closed. The shares are assumed to be freely tradeable on Nasdaq for those who receive them. The Company will change its name and focus on new business cases. Based on the vote held by BMAQ October 19th, 2022, with 84.5% redemption, the slide behind me shows the breakdown where we assume that there will be no further redemptions. It values the DLTx assets at USD $106.6 million, there will be cash of approximately USD $17.8 million and some debt. Resulting in a total enterprise value of approximately USD $163 million, roughly NOK 1.6 billion.

DLTx focuses on Web3 infrastructure within three business units:

•	Digital Assets, which is Bitcoin,
•	Cloud, which is Filecoin and POKT and
•	Wireless, which is Helium.

We are always looking to identify new protocols. We do business with Protocols.

FIL production grows and the growth rate is increasing. From 36,657 FIL in the second quarter, we have produced 57,235 FIL in the third quarter. That is an increase of 56% quarter-to-quarter. DLTx is a strong believer in Filecoin as a long term business case within decentralized storage. We believe the advantages associated with cost, risk and flexibility will be attractive to consumers. We have two new joint ventures in Europe with Dcent in Holland and TwinQuasar in France. Both of these actors have a strong position in the Filecoin ecosystem and we look forward to the development and cooperation going forward.

DLTx Digital Assets. We are initiating a new Bitcoin division. DLTx aims to launch a vertically integrated, sustainable Bitcoin operation. From collaborative ASIC manufacturing to full site development and operation. We announced yesterday that we have raised USD $3.5 million in an SPV to fund the initial phase of development. We expect to use green energy and intend to target power providers with a price of approximately 3 cents per kW/h. Our team has experience deploying and managing Bitcoin mining globally and we anticipate initial capacity of approximately 20 megawatt (MW) over the next six months with expansion potential anticipated to exceed 200MW. As I said, we will focus on sustainable power sources such as wind, hydro, solar and flare gas. We will have more details about this in a separate presentation. The global market cap is USD $317 billion and this is a market we want to be a part of. Behind me, here, is an illustration of how Bitcoin mining works. Please reach out if this is something you want to learn more about.

Then there is the spin off and the work we are doing with SVBS. We signed a term sheet with SVBS earlier this year. Progress has been a little slow due to the agreement with BMAQ, but we are still making progress. DLTx expects to contribute assets from its investment portfolio to DLTx Venture to merge with SVBS. The new company will be renamed Revolution AS. The aim is to get it listed in the spring of 2023. Thank You.

About DLTx

DLTx ASA (“DLTx”) is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon Acquisition Corp, a Delaware corporation (“Blockchain Moon”) (NASDAQ: BMAQ, BMAQU, BMAQR, BMAQW) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 15, 2022, Blockchain Moon, announced that it executed a Business Combination Agreement (the “Business Combination Agreement”) dated as of October 14, 2022 with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx, to acquire all the Web3 assets of DLTx, listed on the Euronext Oslo (DLTX.OL) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani, Chief Financial Officer Wes Levitt, board members, John Jacobs, Michael Terpin, David Shafrir, James Haft, and special committee members, John Hopkins and Carl Johnson.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS TRANSCRIPT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSCRIPT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This transcript contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this transcript, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this transcript should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This transcript is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.